Magma Design Automation, Inc.

1650 Technology Drive

San Jose, CA 95110 USA

March 19, 2007

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attn: Mr. Mark Kronforst

Re:	Magma Design Automation, Inc.

Form 10-K for Fiscal Year Ended April 2, 2006, Filed June 15, 2006

Form 8-K filed January 25, 2007

Ladies and Gentlemen:

This letter confirms that Magma Design Automation, Inc., a Delaware corporation, intends to respond to the comments provided by the Staff in its letter, dated February 20, 2007, on or prior to March 26, 2007.

If you have any questions or require any additional information, please call the undersigned at (408) 565-7554 or Karen Dreyfus of O’Melveny & Myers LLP at (415) 984-8980.

Very truly yours,

/s/ Clayton Parker
Clayton Parker, Esq.
cc:	Mr. Peter S. Teshima
Karen K. Dreyfus, Esq. (OMM)